

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2020

Kunwar Shailubhai, Ph.D., M.B.A
Chief Executive Officer
Tiziana Life Sciences plc
20 Lexington Avenue, Suite 2525
New York, NY 10170

   Re: Tiziana Life Sciences plc
     Registration Statement on Form F-3
     Filed January 22, 2020
     File No. 333-236013

Dear Dr. Shailubhai:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.